UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 14 amends and supplements Item 3, Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 3, 2007, twice on August 10, 2007, twice on August 13, 2007, August 15, 2007, August 29, 2007, August 31, 2007, September 13, 2007 and September 17, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”), relating to the offer by LSF5 Accredited Merger Co., Inc. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 10, 2007, August 15, 2007, August 16, 2007, August 21, 2007, August 28, 2007, August 31, 2007, September 13, 2007, September 17, 2007 and September 19, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

This Item 3 to Schedule 14D-9 is amended and supplemented by adding the following paragraph to subsection “(b) The Offeror, its Executive Officers, Directors or Affiliates” at the end of the last paragraph under the italicized subheading “The Merger Agreement”:

On September 18, 2007 the Company, Parent and Purchaser executed the Second Amendment, which has been filed herewith as Exhibit (e)(1)(C) to this Schedule 14D-9 and is incorporated herein by reference.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Second Amendment

On September 18, 2007, Parent and the Company issued a press release announcing the execution of the Second Amendment. A copy of the press release is filed as Exhibit (a)(5)(U) hereto and is incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(5)(U)	Press Release by Parent and the Company, dated September 18, 2007.*

(e)(1)(C)	Second Amendment to Agreement and Plan of Merger, dated as of September 18, 2007, among Accredited Home Lenders Holding Co., a Delaware corporation, LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), and LSF5 Accredited Merger Co., Inc., a Delaware corporation and wholly-owned subsidiary of Parent.*

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 19, 2007	Accredited Home Lenders Holding Co.

	By:	/s/ DAVID E. HERTZEL
Name: David E. Hertzel
Title: General Counsel